SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

(Commission File No. 1-15250)

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

Bank Bradesco
(Translation of registrant's name in English)

Cidade de Deus, s/n, Vila Yara
06029 Osasco, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Bradesco
Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, August 23, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Re.: Acquisition of Stock Issued by the Company for Sale or Cancellation

Further to the authorization granted to the Board of Executive Officers by the Board of Directors of this Bank, in the Meeting nr. 860, held on July 11, 2002, aiming to acquire between July 12 and August 20, 2002, up to 50,000,000,000 no-par-value nominative book-entry stocks, issued by this Company, comprising 24,000,000,000 common stocks and 26,000,000,000 preferred stocks, with the objective of maintaining those shares in treasury stock, for subsequent sale or cancellation, without decreasing the capital stock.

During the respective period, 8,799,300,000 common stocks were acquired which, added to the 526,900,000 common stocks already existing in treasury stock, totalled 9,326,200,000 which will be held in treasury. Any decision to dispose of or cancel those shares will be taken at when deemed appropriate and reported to the market.

Sincerely yours,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date: August 28, 2002

By: ______________________
Name: Luiz Carlos Trabuco Cappi
Title: Executive Vice President and
Investor Relations Director